UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

May 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 86,497
8. SHARED VOTING POWER 251,708,420
9. SOLE DISPOSITIVE POWER 86,497
10. SHARED DISPOSITIVE POWER 255,502,239

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 251,794,417
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 251,794,917
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 251,794,917
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,793,819
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 251,794,917
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 8 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Ganaderas S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 251,794,917
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 9 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 251,794,917
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 10 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 251,794,917
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 255,588,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,588,736
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.17%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 11 of 41 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 6 TO SCHEDULE 13D

This Amendment No. 6 Schedule 13D (“Amendment No. 6”) amends and restates Items 2, 3, 4, 5, 6 and supplements Item 7 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 6 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 450047204	Page 12 of 41 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Inversiones Ganaderas S.A.:

(i) IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii) Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii) Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv) Inversiones Ganaderas S.A., a stock corporation organized under the laws of the Republic of Argentina (“IGSA”);

(v) Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(vi) Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vii) Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”); and

(viii) Dolphin Fund PLC, a limited liability company organized under the laws of the Isle of Man (“Dolphin”) (Elsztain, IFIS, IFISA, Cresud, IGSA, CAM, CVC Cayman, CVC Uruguay and Dolphin being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Washington Mall West, 2nd Floor; 7 Reid Street, Hamilton HM 11, Bermuda; IFISA’s principal offices are located at Zabala 1422 2nd floor, Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; IGSA’s principal offices are located at Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 004, CP 91609 Montevideo, of the Republic of Uruguay; and Dolphin’s principal offices are located at Chamberlain Fund Services Limited (Manager) Chamberlain Fund Services Ltd. 3rd Floor, 54-62 Athol Street, Douglas, Isle of Man IM1 1JE. Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held (i) directly by Mr. Elsztain (and not through any other Reporting Person) and (ii) by Dolphin which are subject to the irrevocable proxy described in Item 6 below.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

SCHEDULE 13D

CUSIP No. 450047204	Page 13 of 41 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of May 15, 2008, the IRSA common shares beneficially owned by the Reporting Persons consisted of 255,588,736 shares, representing 44.17% of IRSA’s outstanding share capital.

The funds used to purchase the IRSA common shares were derived from (i) Cresud’s capital increase, (ii) working capital and (iii) short term borrowings.

On March 31, 2008 Cresud completed an offering of preemptive and accretion rights to subscribe for its common shares. Pursuant to these rights offerings, Cresud issued 180,000,000 common shares, at a price of US$1.6 per common share, and 180,000,000 warrants were assigned to those who subscribed for common shares pursuant to the rights offering. For every new common share, one warrant was issued which gives the holder the right to subscribe to 0.33333333 additional common shares (the “New Warrants”).

The funding for the exercise of warrants to acquire the equivalent of 68,428,437 common shares of IRSA came from (i) capital increases following the exercise of warrants entitling holders to acquire Cresud shares, (ii) working capital, and (iii) short term borrowings.

Item 4.	Purpose of Transaction

Since January 31, 2007, the Reporting Persons increased their beneficial ownership of IRSA common shares by acquiring shares representing an additional 5.46% (net of sales of common shares since such date) of IRSA’s outstanding share capital. Such increase was the net result of the following transactions:

1.	A net increase (net of sales in the open market) of the equivalent of 31,621,808 IRSA common shares acquired in the open market.

2.	Additionally, the Reporting Persons acquired 29,973,370 common shares of IRSA by converting US$ 16,335,491 principal amount of Cresud’s Convertible Notes and exercising 37,293,502 warrants to acquire an additional 68,428,437 common shares. The total exercise price paid for these transactions amounted US$24,389,950. The funding for this transaction is described in item 3.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A previously filed, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from February 1, 2007 to May 15, 2008 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of May 15, 2008, the Reporting Persons beneficially owned 255,588,736 common shares of IRSA, representing 44.17% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of May 15, 2008:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	255,588,736	44.17%
Total IRSA Outstanding Shares	578,676,460

SCHEDULE 13D

CUSIP No. 450047204	Page 14 of 41 Pages

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman, except for IGSA a company 99.9% of Cresud. Elsztain is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 1.62% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (d) 9.43% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA directly owns 1.56% of IRSA’s outstanding stock and 34.02% of Cresud’s shares on a fully diluted basis.

(iv)	Cresud directly owns the equivalent of 220,169,028 common shares of IRSA, which amount to 38.05% of IRSA’s outstanding stock.

(v)	Dolphin Fund directly owns 0.66% of IRSA’s outstanding stock.

(vi)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own IRSA common shares.

(vii)	CAM directly owns 0.11% of IRSA’s outstanding stock.

(viii)	IGSA directly owns 3.78% of IRSA’s outstanding stock.

SCHEDULE 13D

CUSIP No. 450047204	Page 15 of 41 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of May 15, 2008:

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 255,588,736 common shares, representing 44.17% of the issued and outstanding common shares of IRSA, as of May 15, 2008.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A previously filed in IRSA common shares that were effected from last sixty days are listed on Annex I, which is incorporated herein by reference.

(d)-(e)	Not applicable.

SCHEDULE 13D

CUSIP No. 450047204	Page 16 of 41 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Credit Suisse Loan Agreement: On May 2, 2006, Cresud entered into a loan agreement with Credit Suisse International for a total consideration of US$ 8 million (the “Loan Agreement”). The term of the Loan Agreement is 30 months, and the interest rate is 3-month LIBOR plus 375 basis points. The Loan Agreement had a collateral of US$ 10 million IRSA’s Convertible Bonds that were replaced for the equivalent of 18,348,600 of IRSA common stock. The proceeds have been fully applied to the subscription of BrasilAgro’s shares. Notwithstanding the aforementioned agreement, Cresud maintains ownership of the shares given as collateral, and is entitled to exercise its voting rights.

Citibank Loan Agreement. On January 11, 2008, IFISA entered into a one-year Margin Loan Agreement with Citibank N.A. for the amount of US$35,000,000.00. On March 12, 2008, this loan was increased by US$15 million. The scheduled maturity date is January 13, 2009. IFISA has pledged IRSA common shares as collateral to secure its obligations under the Margin Loan Agreement, subject to standard default and similar provisions.

IFISA maintains the ownership of the pledged shares and is entitled to exercise its voting rights for so long as no Default or Event of Default (as defined in the Margin Loan Agreement) has occurred.

Irrevocable Proxy with Baldwin Enterprises. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

Securities Loan Agreement: On March 12, 2008, IGSA entered into a securities loan agreement with IFISA by which IFISA was granted 790,631 Global Depositary Shares (“GDSs”) represented by Global Depositary Receipts (“GDRs”) representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA. This loan agreement will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points and will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

Notwithstanding the aforementioned agreement, IGSA maintains the political and the economic rights related to the GDRs. As regards exercising the political rights, IGSA will grand a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer to IGSA the dividends received.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA to which the Reporting Persons are a party.

Item 7.	Material to Be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 450047204	Page 17 of 41 Pages

Schedule A

Eduardo S. Elsztain
Bolívar 108, 1st floor
(1066) Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

2.	Saul Zang

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

3.	Joseph Steinberg

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of the United States

3.	Mariana Renata Carmona de Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

4.	Alejandro Gustavo Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

CUSIP No. 450047204	Page 18 of 41 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Eduardo Simon Bartfeld

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

3.	Olga Stirling

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

Directors of Consultores Assets Management S.A.

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Oscar Bergotto

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 19 of 41 Pages

Directors of Consultores Venture Capital Limited

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

2.	Saul Zang

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

3.	Clarisa Lifsic

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 20 of 41 Pages

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman)

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

2.	Gary Gladstein

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of USA

3.	Clarisa Lifsic

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

4.	Elizabeth Tansell

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Isle of Man

5.	Saul Zang

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

6.	Mario Blejer

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

CUSIP No. 450047204	Page 21 of 41 Pages

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain

Chairman of the Board

Zabala 1422, 2nd floor

(11500) Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Eduardo Simon Bartfeld

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

3.	Olga Stirling

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

CUSIP No. 450047204	Page 22 of 41 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saúl Zang

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Clarisa Diana Lifsic

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Gabriel Adolfo Reznik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Jorge Oscar Fernández

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Pedro Damaso Labaqui Palacio

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 23 of 41 Pages

8.	Fernando Adrián Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	David Alberto Perednik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Salvador Darío Bergel

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

11.	Juan Carlos Quintana Terán

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Gastón Armando Lernoud

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Enrique Antonini

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Eduardo Kalpakian

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 24 of 41 Pages

Senior Management

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Alejandro Bartolomé

Chief Production Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	David A. Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	José Luis Rinaldini

Chief Subsidiaries Supervisor

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Alejandro Casaretto

Chief Real Estate Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 25 of 41 Pages

8.	Carlos Blousson

Chief Sales Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

Inversiones Ganaderas S.A.

1.	Alejandro G. Elsztain

Chairman of the Board

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Clarisa D. Lifsic

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Gastón A. Lernoud

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 26 of 41 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Oscar P Bergotto

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Fernando Adrián Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Carlos Ricardo Estevez

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Cedric D. Bridger

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 27 of 41 Pages

8.	Marcos Fishman

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	Fernando Rubin

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Gary S. Gladstein

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

11.	Mauricio Wior

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Mario Blejer

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Salvador D. Bergel

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Juan C. Quintana Terán

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

15.	Emilio Cárdenas

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 28 of 41 Pages

16.	Gabriel A. G. Reznik

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

17.	Enrique Antonini

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

18.	Daniel R. Elsztain

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain

Chief Executive Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	David Alberto Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 29 of 41 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the last sixty days

Annex 1

Dolphin’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	5/13/2008	87,126	$13.6757	NYSE

IGSA’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	3/17/2008	51,700.00	$12.6651	NYSE
Buy	3/18/2008	2,500.00	$13.4752	NYSE
Buy	3/19/2008	11,200.00	$13.6384	NYSE
Buy	3/20/2008	80,100.00	$13.2400	NYSE
Buy	3/24/2008	69,550.00	$13.6408	NYSE
Buy	3/25/2008	52,700.00	$13.6503	NYSE
Buy	3/26/2008	56,100.00	$13.5078	NYSE
Buy	3/26/2008	100,000.00	$13.5000	NYSE
Buy	3/26/2008	10,000.00	$13.6000	NYSE
Buy	3/27/2008	161,000.00	$13.7189	NYSE
Buy	3/28/2008	43,400.00	$13.9378	NYSE
Buy	3/31/2008	101,953.00	$13.7476	NYSE
Buy	4/1/2008	151,500.00	$14.2836	NYSE
Buy	4/2/2008	43,000.00	$14.9397	NYSE
Buy	4/3/2008	22,900.00	$14.7628	NYSE
Buy	4/4/2008	50,000.00	$14.8250	NYSE
Buy	4/7/2008	19,500.00	$14.8046	NYSE
Buy	4/8/2008	14,661.00	$14.7718	NYSE

IGSA’s transactions in IRSA Common Stock

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	3/18/2008	500,000.00	ARS 4.3430	BASE
Buy	3/19/2008	35,000.00	ARS 4.4200	BASE
Buy	3/19/2008	602,444.00	ARS 4.4181	BASE
Buy	3/25/2008	5,922.00	ARS 4.4000	BASE
Buy	3/28/2008	4,510.00	ARS 4.4500	BASE
Buy	3/31/2008	16,052.00	ARS 4.4000	BASE
Buy	4/1/2008	39,198.00	ARS 4.5936	BASE
Buy	4/7/2008	4,974.00	ARS 4.7500	BASE
Buy	4/8/2008	10,160.00	ARS 4.7000	BASE

CUSIP No. 450047204	Page 30 of 41 Pages

Cresud’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	4/23/2008	75,000.00	$13.2709	NYSE
Buy	4/24/2008	75,000.00	$13.4800	NYSE
Buy	5/13/2008	1,600,000.00	$14.5960	NYSE
Buy	5/13/2008	184,500.00	$13.7700	NYSE
Buy	5/15/2008	151,200.00	$13.8434	NYSE

Alejandro Elsztain in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sale	04/04/2008	(33,490.00)	$14.8194	NYSE
Buy	04/23/2008	33,490.00	$13.3567	NYSE

CUSIP No. 450047204	Page 31 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Eduardo S. Elsztain

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain

CUSIP No. 450047204	Page 32 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

IFIS Limited

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 33 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Dolphin Fund PLC

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 34 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Inversiones Financieras del Sur S.A.

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 35 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Consultores Venture Capital Uruguay

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 36 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Consultores Venture Capital Limited

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 37 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

/s/ Saúl Zang
Name:	Saúl Zang
Title:	Attorney at Law

CUSIP No. 450047204	Page 38 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Consultores Asset Management S.A.

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 39 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 15, 2008

Inversiones Ganaderas S.A.

/s/ Alejandro G. Elsztain
Name:	Alejandro G. Elsztain
Title:	Chairman of the Board